UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Brookfield Renewable Corporation

(Name of Issuer)

class A exchangeable subordinate voting shares, no par value

(Title of Class of Securities)

11284V105

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD ASSET MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,539,140(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,539,140(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,539,140(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.8%(2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

This amount includes class A exchangeable subordinate voting shares (the “Class A Shares”) of Brookfield Renewable Corporation (the “Issuer”) held as follows: 42,535,263 Class A Shares held by Brookfield Renewable Power Inc., 1,341,000 Class A Shares held by Brookfield Investments Corporation and 662,877 Class A Shares held by BREP Holding L.P., each of which is a subsidiary of Brookfield Asset Management Inc.

(2)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 114,877,953 as of July 31, 2020.
(3)

Brookfield Renewable Partners L.P. and its affiliates beneficially own all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer. Together, Brookfield Asset Management Inc. and Brookfield Renewable Partners L.P. hold an approximate 84.7% voting interest in the Issuer.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,539,140(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,539,140(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,539,140(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.8%(5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(4)	Includes 44,539,140 Class A Shares beneficially owned by Brookfield Asset Management Inc.
(5)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 114,877,953 as of July 31, 2020.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD RENEWABLE POWER INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,198,150(6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,198,150(6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,198,150(6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.6%(7)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(6)	Includes 662,877 Class A Shares beneficially owned by BREP Holding L.P., a subsidiary of Brookfield Renewable Power Inc.
(7)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 114,877,953 as of July 31, 2020.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD INVESTMENTS CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,341,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,341,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,341,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%(8)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(8)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 114,877,953 as of July 31, 2020.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD RENEWABLE PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD RENEWABLE PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(9)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(9)

Brookfield Renewable Partners L.P. and its affiliates beneficially owns all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer. Together, Brookfield Asset Management Inc. and Brookfield Renewable Partners L.P. hold an approximate 84.7% voting interest in the Issuer.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the class A exchangeable subordinate voting shares, no par value (the “Class A Shares”), of Brookfield Renewable Corporation, a corporation organized under the laws of British Columbia, Canada (the “Issuer”), with principal executive offices at 250 Vesey Street, 15th Floor, New York, NY 10281.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by and on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario.

(ii)

Partners Limited (“Partners”), corporation formed under the laws of the Province of Ontario. Partners holds 85,120 Class B limited voting shares of Brookfield (the “BAM Class B Shares”), representing 100% of such shares, and 1,343,802 Class A limited voting shares of Brookfield (“BAM Class A Shares”), representing approximately 0.1% of such shares. The BAM Class B Shares entitle Partners to appoint one half of the board of directors of Brookfield. On May 14, 2020, Brookfield announced that the BAM Class B Shares will be transferred from Partners to a trust (the “Trust”). The beneficial interests in the Trust, and the voting interests in its trustee (the “Trustee”), will be held in equal parts by three entities. The Trustee will vote the BAM Class B Shares with no single individual or entity controlling the Trust. Implementation of this arrangement is subject to customary consents and regulatory approvals currently being obtained, following which the BAM Class B Shares will be transferred from Partners to the Trust for consideration per share equal to the then current market price of a BAM Class A Share.

(iii)	Brookfield Renewable Power Inc. (“BRPI”), a corporation formed under the laws of the Province of Ontario and a subsidiary of Brookfield.

(iv)	Brookfield Investments Corporation (“BIC”), a corporation formed under the laws of the Province of Ontario and a subsidiary of Brookfield.

(v)	Brookfield Renewable Partners L.P., a Bermuda limited partnership (“BEP”).

(vi)	Brookfield Renewable Partners Limited, a Bermuda corporation (“BRPL”), which serves as the general partner of BEP.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 99.1.

(b)-(c), (f) The principal business of Brookfield is alternative asset management. The principal business of Partners is that of a holding company. The principal business of BRPI is to hold certain of Brookfield’s renewable power investments. The principal business of BIC is of an investment company that holds investments in the real estate and forest products sectors, as well as a portfolio of preferred shares issued by the Brookfield’s subsidiaries. The principal business of BEP is to invest in and operate renewable power platforms. The principal business of BRPL is to act as general partner of BEP.

The principal business address of Brookfield, Partners, BRPI and BIC is 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada. The principal business address of BEP and BRPL is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

Schedules I to V hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations and addresses, of BAM, Partners, BRPI, BIC, and BRPL.

(d)-(e) During the last five years, none of Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

On or about July 30, 2020, the Reporting Persons received an aggregate of 44,539,140 Class A Shares in connection with the previously announced special distribution of Class A Shares of the Issuer to the unitholders of BEP and Brookfield Renewable Energy L.P.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Brookfield from time to time purchases the publicly traded shares of its subsidiaries and affiliates when these are available on the market at an attractive price relative to their value. Brookfield may begin or cease buying securities at any time. Any additional purchases of securities may be in the open market or privately negotiated transactions or otherwise. Brookfield reserves the right to take actions to influence the management of the Issuer should it deem such actions appropriate. Brookfield and its subsidiaries will hold their respective investments in the Issuer on a continuing basis and such holdings may be increased or decreased in the future.

Other than as described below or contemplated above, none of the Reporting Persons and, to the Reporting Persons’ knowledge, the Scheduled Persons, has any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2, 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)-(b) The aggregate number and percentage of Class A Shares of the Issuer held by the Reporting Persons to which this Schedule 13D relates is 44,539,140 shares, constituting approximately 38.8% of the Issuer’s currently outstanding Class A Shares. The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of 114,877,953 outstanding as of July 31, 2020, which reflects the closing of the acquisition of all of the shares of class A common stock of TerraForm Power, Inc. not already owned by BEP and its affiliates.

(i) Brookfield

(a)	As of July 31, 2020, Brookfield may be deemed the beneficial owner of 44,539,140* Class A Shares, constituting a percentage of approximately 38.8%.

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 44,539,140* Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 44,539,140* Class A Shares

* Includes 42,535,263 Class A Shares held by BRPI, 1,341,000 Class A Shares held by BIC and 662,877 Class A Shares held by BREP Holding L.P. (“BREPH”). The general partner of BREPH is BRP Bermuda GP Limited (“BRP Bermuda”). BRPI, BIC, BREPH and BRP Bermuda are each a subsidiary of Brookfield.

(ii) Partners

(a)	As of July 31, 2020, Partners may be deemed the beneficial owner of 44,539,140* Class A Shares, constituting a percentage of approximately 38.8%

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 44,539,140* Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 44,539,140* Class A Shares

* This amount includes 44,539,140 Class A Shares beneficially owned by Brookfield.

(iii) BRPI

(a)	As of July 31, 2020, BRPI may be deemed the beneficial owner of 43,198,150* Class A Shares, constituting a percentage of approximately 37.6%

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 43,198,150* Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 43,198,150* Class A Shares

* Includes 662,877 Class A Shares held by BREPH. The general partner of BREPH is BRP Bermuda, and BREPH and BRP Bermuda are subsidiaries of BRPI.

(iv) BIC

(a)	As of July 31, 2020, BIC may be deemed the beneficial owner of 1,341,000 Class A Shares, constituting a percentage of approximately 1.2%

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 1,341,000 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 1,341,000 Class A Shares

(v) BEP

(a)	As of July 31, 2020, BEP does not beneficially own any Class A Shares

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 0 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 0 Class A Shares

(vi) BRPL

(a)	As of July 31, 2020, BRPL does not beneficially own any Class A Shares

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 0 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 0 Class A Shares

(c) Other than the transactions described in Item 3 herein, there have been no transactions by the Reporting Persons in the Class A Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

BEP and its affiliates beneficially own all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer, and all of the issued and outstanding class C non-voting shares of the Issuer, which entitle BEP to all of the residual value in the Issuer after payment in full of the amount due to holders of Class A Shares and class B shares of the Issuer and subject to the prior rights of holders of preferred shares of the Issuer. Together, Brookfield and BEP hold an approximate 84.7% voting interest in the Issuer.

Brookfield, the Issuer and BEP have entered into a registration rights agreement, dated as of July 30, 2020 (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Issuer has agreed that, upon the request of Brookfield, the Issuer will file one or more registration statements or prospectuses to register for sale and qualify for distribution under applicable securities laws any Class A Shares held by Brookfield. The Issuer has also agreed to pay expenses in connection with such registration and sales and will indemnify Brookfield for material misstatements or omissions in a registration statement.

The Issuer has also entered into an equity commitment agreement, dated as of July 30, 2020 (the “Equity Commitment Agreement”) with BEP and one of its subsidiaries in the amount of $1 billion. The equity commitment may be called by the Issuer in exchange for the issuance of a number of class C shares of the Issuer to BEP or its affiliates corresponding to the amount of the equity commitment called divided by the volume-weighted average of the trading price for one Class A Share on the principal stock exchange on which the Class A Shares are listed for the five (5) days immediately preceding the date of the call. The equity commitment will be available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that BEP continues to control the Issuer and has the ability to elect a majority of the Issuer’s board of directors. Pursuant to the Equity Commitment Agreement, BEP has also agreed not to declare or pay any distribution on the BEP Units (as defined below) if on such date the Issuer does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the Class A Shares.

Further, pursuant to the articles of the Issuer (the “Articles”), (a) holders of Class A Shares are entitled to exchange their Class A Shares for an equivalent number of limited partnership units of BEP (“BEP Units”) (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of the Issuer) at any time and (b) BEP may elect to satisfy the Issuer’s exchange obligation by acquiring such tendered Class A Shares for an equivalent number of BEP Units (subject to adjustment to reflect certain capital events) or its cash equivalent. Consequently, as of July 31, 2020, BEP may receive up to 114,877,953 Class A Shares in accordance with the terms of the Class A Shares. On July 30, 2020, Wilmington Trust, National Association (the “Rights Agent”) and Brookfield entered into the Rights Agreement (the “Rights Agreement”) pursuant to which Brookfield has agreed that it will, under certain circumstances, satisfy, or cause to be satisfied, the obligations pursuant to the Articles to exchange Class A Shares for BEP Units or its cash equivalent. Consequently, as of July 31, 2020, Brookfield may receive up to 70,338,813 Class A Shares in accordance with the terms of the Rights Agreement. The term of the Rights Agreement is until July 30, 2027 (and as will be automatically renewed for successive periods of two years thereafter, unless Brookfield provides the Rights Agent with written notice of termination in accordance with the terms of the Rights Agreement).

Additionally, the third amended and restated master services agreement dated as of May 11, 2020 amongst Brookfield, BEP and Brookfield Renewable Energy L.P., amongst others, was amended on July 30, 2020 to provide that, so long as Brookfield is a party to the Rights Agreement, Brookfield shall have a consent right prior to the issuance by the Issuer of any Class A Shares, subject to certain exceptions.

The foregoing summaries of the Registration Rights Agreement, Equity Commitment Agreement, Rights Agreement and the Articles described in this Item 6 do not purport to be complete and, as such, are qualified in their entirety by the Registration Rights Agreement, the Equity Commitment Agreement, the Rights Agreement and the Articles set forth in Exhibits 99.2, 99.3, 99.4, and 99.5, respectfully hereto and incorporated in this Item 6 by reference.

Item 7. Materials to Be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 6-K furnished on July 31, 2020)

Exhibit 99.3 Equity Commitment Agreement (incorporated by reference to Exhibit 10.9 to the Issuer’s Form 6-K furnished on July 31, 2020)

Exhibit 99.4 Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 6-K furnished on July 31, 2020)

Exhibit 99.5 Notice of Articles and Articles of Brookfield Renewable Corporation (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 6-K furnished on July 29, 2020)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 31, 2020	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Jessica Diab
Name: Jessica Diab
Title: Vice President

PARTNERS LIMITED

	By:	/s/ Brian Lawson
Name: Brian Lawson
Title: President

BROOKFIELD RENEWABLE POWER INC.

	By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: Senior Vice President and Secretary

BROOKFIELD INVESTMENTS CORPORATION

	By:	/s/ Tom Corbett
Name: Tom Corbett
Title: Vice President and Chief Financial Officer

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner BROOKFIELD RENEWABLE PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD RENEWABLE PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

SCHEDULE I

BROOKFIELD RENEWABLE POWER INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Douglas Christie, Director and Senior Vice-President	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield	Canada

Julian Deschatelets, Director and Senior Vice-President	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield	Canada

Wyatt Hartley, Director and Chief Financial Officer	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	Canada

Jennifer Mazin, Director and Senior Vice-President and Secretary	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	Canada

Sachin Shah, Chief Executive Officer	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Renewable Power, Brookfield	Canada

Ruth Kent, Chief Operating Officer	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	United Kingdom

SCHEDULE II

BROOKFIELD INVESTMENTS CORPORATION

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Thomas Corbett, Vice President and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Finance, Brookfield	Canada

Lorretta M. Corso, Vice President and Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator and Corporate Secretary, Brookfield	Canada

Howard Driman, Director	17 Lindemann Street, Thornhill, Ontario L3T 5S8	Corporate Director	Canada

James L.R. Kelly, Director	Hwy. #26 West at 7th Line, P.O. Box 3394 206005 Hwy. #26 West Meaford, Ontario N4L 1A5	Corporate Director	Canada

Edward C. Kress, Director, Chairman and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Danesh K. Varma, Director	8 Little Trinity Lane, London EC4V 2AN United Kingdom	Corporate Director	United Kingdom

Leslie Yuen, Vice President and Controller	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, Brookfield	Canada

SCHEDULE III

BROOKFIELD RENEWABLE PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jeffrey M. Blidner, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice Chairman, Brookfield	Canada

Nancy Dorn, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	U.S.A.

David Mann, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	Canada

Lou Maroun, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	Canada

Stephen Westwell, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	United Kingdom

Patricia Zuccotti, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	U.S.A.

Gregory Ernest Alexander Morrison, President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	President of Brookfield Bermuda Ltd	Canada

Gregory Noel McConnie, Vice President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	President and CEO of Brookfield International Bank Inc.	Barbados

James Alexander Bodi, Vice President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	CEO of Brookfield Bermuda Ltd	Canada

Jane Sheere, Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Manager – Corporate Services of Brookfield Bermuda Ltd	United Kingdom

Anna Knapman-Scott, Assistant Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Operations Manager and Legal Counsel of Brookfield Bermuda Ltd	United Kingdom

SCHEDULE IV

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada and U.S.A.

Justin B. Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy & Chief Legal Officer, Brookfield	Canada

Jeffrey M. Blidner, Vice Chair	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Angela F. Braly, Director	832 Alverna Drive Indianapolis, Indiana 46260 U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Marcel R. Coutu, Director	Suite 1210 225 – 6th Ave. S.W. Calgary, Alberta T2P 1N2, Canada	Corporate Director	Canada

Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7, Canada	Corporate Director	Canada

Janice Fukakusa, Director	43 The Kingsway, Toronto, Ontario, M8X 2S9, Canada	Corporate Director	Canada

Murilo Ferreira, Director	Rua General Venancio Flores, 50 Cob. 01 Leblon, Rio de Janeiro RJ 22441-090	Former Chief Executive Officer, Vale SA	Brazil

J. Bruce Flatt, Director and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive Officer, Brookfield	Canada

Nicholas H. Goodman, Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Chief Financial Officer, Brookfield	United Kingdom

Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner, Chief Executive Officer Real Estate, Brookfield	Canada

Brian D. Lawson, Vice Chair	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Private Equity, Brookfield	Canada

Howard S. Marks, Director	333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Deputy Chairman, Oaktree Capital Management Inc.	U.S.A.

Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group, Wholesale	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments, Brookfield	Canada

Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom

Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer, Brookfield	Canada

Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure, Brookfield	Canada

Ngee Huat Seek, Director	501 Orchard Road, #08 — 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore

Sachin G. Shah, Managing Partner, Chief Executive Officer Renewable Power	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Renewable Power, Brookfield	Canada

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada

SCHEDULE V

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President – Finance, Brookfield	Canada

Jack L. Cockwell, Director and Chairman of the Board	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Lorretta Corso, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator and Corporate Secretary, Brookfield	Canada

Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Real Estate, Brookfield	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity, Brookfield	Canada

Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure, Brookfield	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Sachin Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Renewable Power, Brookfield	Canada

Tim Wang, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets and Treasury, Brookfield	Canada